SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                           Commission File Number     0-49611
                                                                   -------------

                           NOTIFICATION OF LATE FILING

(Check One):           [   ]  Form 10-K     [   ]  Form 11-K    [   ]  Form 20-F
                       [ X ]  Form 10-Q     [   ]  Form N-SAR

         For Period Ended: June 30, 2002
                          ------------------------------------------------------

[  ]  Transition Report on Form 10-K      [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F      [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

         For the Transition Period Ended:   n/a
                                         ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:   n/a
                                                       -------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    MILLENNIUM BANKSHARES CORPORATION
                       ---------------------------------------------------------

Former name if applicable  n/a
                         -------------------------------------------------------

Address of principal executive office (Street and number) 1601 Washington Plaza
                                                         -----------------------

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City, state and zip code            Reston, Virginia  20190
                        --------------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            |      (a)     The  reasons described in reasonable detail  in  Part
            |              III of  this form  could  not be  eliminated  without
            |              unreasonable effort or expense;
            |
            |      (b)     The  subject   annual  report,   semi-annual  report,
            |              transition report on  Form 10-K, Form 20-F, Form 11-K
            |              or Form N-SAR, or portion thereof will be filed on or
  [ X ]     |              before the 15th calendar day following the prescribed
            |              due  date;  or  the   subject  quarterly   report  or
            |              transition report on Form 10-Q,  or portion  thereof
            |              will be filed on or before  the fifth   calendar  day
            |              following  the prescribed due date; and
            |
            |      (c)     The accountant's  statement or other exhibit required
            |              by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                  As disclosed in Part IV(3) below, the Registrant is experiencing difficulty in finalizing certain required disclosures in order to complete the filing of its Form 10-QSB for the quarter ended June 30, 2002 by the prescribed due date. It is anticipated that such information will be produced and that the Form 10-QSB will be filed shortly. The foregoing difficulty could not be eliminated by the Registrant without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                Carroll C. Markley             703                464-0100
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                      (Name)               (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [ X ] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ X ] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  The Registrant has previously announced that it would report a net loss for the six months ended June 30, 2002. The Registrant discovered the loss in preparing its Form 10-QSB for the quarter ended June 30, 2002 after the results of an internal audit. The losses are related to incorrect accounting entries made in connection with the mortgage operations of the Registrant's bank subsidiary and an unprofitable business venture that was concluded in the second quarter. The Registrant will restate its unaudited results for the quarter ended March 31, 2002 and is completing an internal analysis to determine whether earnings will be restated for prior periods with its auditors. The second quarter loss also includes increased expenses that the Registrant has incurred in the opening of three new banking branches and in the introduction of additional products and services to its customers.

                        MILLENNIUM BANKSHARES CORPORATION
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2002               By:     /s/ Carroll C. Markley
                                            ------------------------------------
                                            Carroll C. Markley
                                            Chairman and Chief Executive Officer


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).